SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                           ________________

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. ___)*

                      ORBIT INTERNATIONAL CORP.
                           (Name of Issuer)

                    Common Stock, $0.10 par value
                    (Title of Class of Securities)

                             685559-10-6
                            (CUSIP Number)

                       Elliot H. Lutzker, Esq.
                       Snow Becker Krauss P.C.
           605 Third Avenue, New York, New York 10158-0125
                            (212) 687-3860
                (Name, Address and Telephone Number of
       Person Authorized to Receive Notices and Communications)

                           January 26, 2002
       (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule
13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                          Page 1 of 5 Pages

CUSIP No. 685559-10-6

________________________________________________________________________________
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_
1) Name of Reporting Person - I.R.S. Identification Nos. of above person. (Entities only)
     Mitchell Binder
________________________________________________________________________________
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_
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [   ]
          (b) [X ]
________________________________________________________________________________
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_
3)   SEC Use Only

________________________________________________________________________________
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_
4)   Source of Funds (See Instructions)
     PF
________________________________________________________________________________
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_
5)   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e).. [  ]

________________________________________________________________________________
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_
6)   Citizenship or Place of Organization
      U.S.A.
________________________________________________________________________________
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_
                                          7)          Sole Voting Power
                  123,398

NUMBER          8)   Shared Voting Power
OF SHARES        -0-
BENEFICIALLY
OWNED BY        9)   Sole Dispositive Power
EACH                         123,398
REPORTING
PERSON WITH     10)  Shared Dispositive Power
                 -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     123,398
________________________________________________________________________________
____
_
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares    (See Instructions)    [   ]
________________________________________________________________________________
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_
13)  Percent of Class Represented by Amount in Row (11)
     5.5%
________________________________________________________________________________
____
_
14)  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________
____
_
Item 1.   Security and Issuer.

     This statement (this "Statement") relates to the common stock, par value $0.10 per share ("Common
Stock") of Orbit International Corp., a Delaware corporation ("Orbit"). The principal executive offices of Orbit are located at 80 Cabot Court, Hauppauge, New York 11788.


Item 2.   Identity and Background.

     (a)  This Statement is being filed by Mitchell Binder.

     (b) The business address of Mitchell Binder is c/o Orbit International Corp., 80 Cabot Court,
          Hauppauge, New York 11788.

     (c) Mitchell Binder is Vice-President-Finance, Chief Financial Officer and a director of Orbit.
Orbit is engaged in the design, manufacture and sale of customized electronic components and subsystems, and the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display. Its principal office is located at 80 Cabot Court, Hauppauge, New York
11788.

     (d)-(e) Mitchell Binder has not, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mitchell Binder is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

     The event which requires the filing of the Statement is the exercisability of options to purchase
25,000 shares of Common Stock commencing on March 27, 2002. These options were granted to Mr.
Binder by Orbit for services rendered.

     Mr. Binder has options to purchase up to an aggregate of 116,666 shares of Orbit's Common Stock.
The exercise prices of the options are as follows: (i) 58,333 exercisable at $3.75 per share, (ii) 8,333 exercisable at $2.43 per share, and (iii) 50,000 exercisable at $3.00 per share. Should any of these options be exercised, Mr. Binder anticipates that the source of consideration paid to Orbit upon exercise would be
personal funds.   The source of funds paid by Mitchell Binder for 6,732 shares of Common Stock purchased
was personal funds.


Item 4.   Purpose of Transaction.

     The 6,732 shares of Common Stock were purchased by Mitchell Binder for investment purposes. The options to purchase an aggregate of 116,666 shares of Common Stock were granted to Mr. Binder pursuant to Orbit's 1995 and 2000 Employee Stock Option Plans. Mr. Binder, as an officer and director of Orbit, is eligible to receive stock options in both capacities.
     Except as otherwise described herein, Mitchell Binder does not have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

     (a) At the date of this Statement, Mitchell Binder beneficially owns 123,398 shares of
Common Stock of Orbit, which includes options to purchase 116,666 shares of Orbit's Common Stock,
25,000 of which are not exercisable until March 27, 2002. This represents approximately 5.5% of the
2,109,196 total number of the issued and outstanding shares of Common Stock of Orbit as of November
14, 2001. This amount does not include an (i) option to purchase 25,000 shares of Orbit's Common Stock exercisable commencing on March 27, 2003, (ii) option to purchase 25,000 shares of Orbit's Common
Stock exercisable commencing on March 27, 2004, and (iii) option to purchase 22,364 shares of Orbit's
Common Stock exercisable commencing on October 5, 2002.

     (b) Mitchell Binder has sole disposition and voting power with respect to 123,398 shares of Common Stock of Orbit.

     (c) No transactions in the shares were effected by Mitchell Binder during the past 60 days except as set forth in this statement on Schedule 13D.

     (d)  Not Applicable.

     (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Mitchell Binder and any other person or entity with respect to any securities of Orbit, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

     None.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 30, 2002



                                   _______________________________________
                                        Mitchell Binder





























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